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November 26, 2025

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Auddia, Inc.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Auddia Inc. (the “Company”), we are confidentially submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for confidential non-public review. The Registration Statement submitted herewith relates to the Company’s proposed offering of shares of its common stock.

The Company confirms that as of the date of this letter it is an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended.  In addition, the Company undertakes to publicly file the Registration Statement and non-public draft submissions at least two business days prior to the requested effective time and date of the Registration Statement.

If you have any questions regarding this filing, please contact Justin Platt at (212) 459-7340.

Best regards,

/s/ Justin Platt

Justin Platt

Goodwin Procter LLP